SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on February 7, 2020

1.               Date, Time and Place: On February 7, 2020, at 11:00 a.m., at the Company’s headquarters, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900, in the City and State of São Paulo and via conference call.

2.               Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, identified below, except for the members Nelson Sequeiros Tanure and Roberto Luz Portella, therefore, the quorum of installation and approval of the matters of the agenda were verified.

3.               Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.               Agenda: 1) analyze the resignation tendered by a member of the Board of Directors; 2) discuss and deliberate on the election of a new member of the Board of Directors, pursuant to Article 17, Paragraph 1, (i), of the Company’s Bylaws.

5.               Resolutions:

5.1.       The resignation tendered by Mr. Roberto Luz Portella to the position as a member of the Company’s Board of Directors was accepted, pursuant to Article 151 of Law No. 6.404/76.

5.2.       Mr. JOÃO ANTONIO LOPES FILHO, a Brazilian citizen, divorced, economist, bearer of the identity card (RG) No. 13775651-3, enrolled with the individual taxpayer’s register (CPF/ME) N. 022.485.438-08, residing and domiciled in the City and State of São Paulo, with business address at the Company’s headquarters is elected as a new member of the Company’s Board of Directors, with term of office until the first Shareholders’ Meeting of the Company to be held after this date, pursuant to Article 150 of Law No. 6.404/76 and as authorized by Article 17, Paragraph 1 of the Company’s Bylaws.

5.3.       Considering the appointment resolved herein, Mr. JOÃO ANTONIO LOPES FILHO was hereby vested in his office by signing the instrument of investiture to perform the position of a sitting member of the Board of Directors, he also signed the statement of adhesion to the Manual of Disclosure and Use of Information and the Securities Trading Policy, he also declared the following: (i) he is neither impeded by special law nor convicted of bankruptcy crime, malfeasance, bribery, graft, embezzlement or crime against welfare, public faith or property, or a criminal conviction forbidding him, even if temporarily, the access to public positions, as provided for in Paragraph 1 of Article 147 of Law of No. 6.404/76; (ii) he is not sentenced to the penalty of suspension or temporary disqualification issued by the Brazilian Securities Commission, making him ineligible to management position in a publicly-held company, pursuant to Paragraph 2 of Article 147 of Law No. 6.404/76; (iii) he meets the requirements of flawless reputation set forth by Paragraph 3 of Article 147 of Law No. 6.404/76; (iv) he does not hold position in a company deemed to be a competitor of the Company, he neither has nor represents interests conflicting with the Company, as provided for in items I and II of Paragraph 3 of Article 147 of Law No. 6.404/76.

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on February 7, 2020 at 11:00 a.m.)	1/2

6.                Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on February 7, 2020 at 11:00 a.m.)	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 19, 2020

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer